SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 Under
                      the Securities Exchange Act of 1934

                          For the month of April 2004

                                GUCCI GROUP N.V.
                (Translation of registrant's name into English)

                         Rembrandt Tower Amstelplein 1
                               1096 HA Amsterdam
                                The Netherlands
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


                 Form 20-F    __X__               Form 40-F     ____



         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                           Yes                                No   X


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]


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Exhibits.


 -------------------------------------------------------------------------
|      Exhibit 1.     |           Financial information of Gucci          |
|                     |           Group N.V. for the fiscal year ended    |
|                     |           January 31, 2004, required by the       |
|                     |           Autoriteit Financiele Markten to be     |
|                     |           made available                          |
|---------------------|---------------------------------------------------|
|      Exhibit 2.     |           Press release issued by Gucci Group     |
|                     |           N.V. on April 19, 2004 announcing       |
|                     |           the availability of certain financial   |
|                     |           information of Gucci Group N.V.         |
|                     |                                                   |
 -------------------------------------------------------------------------





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



                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the under signed, thereunto duly authorized.




                                              GUCCI GROUP N.V.


Dated:   April 20, 2004                       By: /s/ Robert S. Singer
                                                 -------------------------------
                                                 Name:  Robert S. Singer
                                                 Title: Chief Financial Officer










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